ATLAS RESOURCES, LLC
Westpointe Corporate Center One
1550 Coraopolis Heights Road, Suite 300
P.O. Box 611
Moon Township, PA  15108
 (412) 262-2830

December 21, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Request to Withdraw Registration Statement on Form S-1 filed by Atlas Resources Public #19-2010 Program Filed on February 24, 2010 SEC File No. 333-165060

Dear Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Atlas Resources Public #19-2010 Program (the “Registrant”) hereby requests the Securities and Exchange Commission to consent to the withdrawal of the Registrant’s Registration Statement on Form S-1 (No. 333-165060) filed on February 24, 2010, together with all exhibits thereto, hereinafter collectively referred to as the “Registration Statement.”  The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, because the Registrant no longer intends to seek to have the Registration Statement declared effective for various business and market reasons. In this regard, the Registrant states that the Registration Statement has not been declared effective and no securities have been sold in connection with the offering covered by the Registration Statement.

Pursuant to Rule 477(c), the Registrant further states that the Registrant may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

Please direct any questions regarding this application for withdrawal to Gerald A. Bollinger, of Kunzman & Bollinger, Inc., legal counsel to the Registrant, at (405) 942-3501.

ATLAS RESOURCES PUBLIC # 19-2010 PROGRAM (Registrant)

By:	Atlas Resources, LLC
Managing General Partner

By:	/s/ Jack L. Hollander
Jack L. Hollander, Senior Vice President –
Direct Participation Programs